File No. 812-13708
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN EXEMPTION FROM SECTION 15(a) OF THE ACT
AND CERTAIN DISCLOSURE REQUIREMENTS
AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

AMERICAN FIDELITY ASSURANCE COMPANY
Please direct all communications concerning this Application to:

Stephen P. Garrett	Copies to:
General Counsel	Jennifer Wheeler
American Fidelity Dual Strategy Fund, Inc.	McAfee & Taft
2000 N. Classen Boulevard	A Professional Corporation
Oklahoma City, Oklahoma 73106	10th Floor, Two Leadership Square 211 North Robinson Oklahoma City, OK 73102-7103 (405) 552-2273

I. BACKGROUND
A. The Fund
B. The Advisor
C. The Sub-Advisors
D. The Relief Requested
II. LEGAL ANALYSIS
A. Shareholder Voting
B. Disclosure of Sub-Advisors Fees
C. Precedent
IV. CONDITIONS
V. CONCLUSION
VI. PROCEDURAL MATTERS
EXHIBIT INDEX
EX-99.A.1
EX-99.A.2
EX-99.B.1
EX-99.B.2

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)	AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS
)
American Fidelity Dual Strategy Fund, Inc.	) ) )
American Fidelity Assurance Company	) ) )
File No. 812-13708	) )

          INTRODUCTION.
          American Fidelity Dual Strategy Fund, Inc. (“DSF” or the “Fund” ) and American Fidelity Assurance Company (“AFA” or the “Advisor” and, together with DSF, the “Applicants”) hereby apply for an order (the “Order”) of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 15(a) of the 1940 Act to the extent necessary to permit the Advisor, subject to the approval of the board of directors of DSF (the “Board”), including a majority of the directors who are not “interested persons” of DSF as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”), to do the following with respect to the Fund, without obtaining shareholder approval: (i) select one or more subadvisors (“Sub-Advisors”) to manage all or a portion of the assets of the Fund pursuant to investment subadvisory agreements with the Sub-Advisors (each an “Investment Subadvisory Agreement”), and (ii) materially amend an Investment Subadvisory

Agreement with a Sub-Advisor.1 Such relief would include the replacement or reinstatement of any Sub-Advisor with respect to which an Investment Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. The Applicants also apply for an order under Section 6(c) exempting the Fund from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.
          The Fund currently has shares outstanding and currently has three Sub-Advisors. The Fund would not rely on the Order unless and until its shareholders approve the operation of the Fund in the manner described in this Application as required by Condition I to the Order. The Fund is not a series fund, and the Applicants are not seeking future relief for other funds.
          The exemption requested in this Application will enable the Advisor and the Board to obtain for the Fund the services of one or more Sub-Advisors believed by the Board and the Advisor to be well-suited to manage the Fund’s assets without the delay and expense of convening a special meeting of shareholders. Under the manager-of-managers investment management approach which would pertain to the Fund, the Advisor would evaluate, allocate assets to, and oversee the Sub-Advisors, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.
          For the reasons discussed below, the Applicants believe that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[1]	The relief sought herein will not extend to any Sub-Advisor that is an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Fund or of the Advisor other than by reason of serving as a Sub-Advisor to the Fund (an “Affiliated Sub-Advisor”).

I. BACKGROUND.
A. The Fund.
          DSF is an open-end, diversified management investment company established as a Maryland corporation on March 18, 1998. DSF is the successor to American Fidelity Variable Annuity Fund A, which was a separate account of AFA that managed its own investment portfolio. The original inception date for Variable Annuity Fund A was January 1, 1970. Variable Annuity Fund A was converted from a management investment company into a unit investment trust identified as “Separate Account A.” Separate Account A became effective January 1, 1999, and the assets of Variable Annuity Fund A were transferred intact to DSF in exchange for shares of DSF. Shares of DSF are offered only to investment company separate accounts established by insurance companies to fund variable annuity contracts.
          By operating under a manager-of-managers structure, the Advisor believes it can provide shareholders with the benefit of specialized investment management expertise which the Advisor itself does not have.
          The Fund has a “dual investment strategy” and invests primarily in common stocks of U.S. companies. The Fund typically has four Sub-Advisors that independently manage a portion of the Fund’s portfolio using different investment strategies. The approach of two of the Sub-Advisors is growth oriented and exploits the correlation between increasing company earnings and increasing price in stocks with large capitalizations. The other two Sub-Advisors are value sub-advisors, generally focusing on undervalued equity securities with large capitalizations. Currently, the Fund has only one value Sub-Advisor because it terminated its Investment Subadvisory Agreement with one of the value Sub-Advisors on April 15, 2009.
          The Fund is not required to hold annual shareholder meetings under Maryland law. Since its inception in 1999, each time the Fund has changed Sub-Advisors, it has held a special shareholder meeting in order to obtain shareholder approval of the new Sub-Advisor, as required by Section 15(a) of the 1940 Act. The Fund will continue this practice of obtaining shareholder approval of new Sub-Advisors at special shareholder meetings called for that purpose until the Commission grants the relief requested in this Application.
          The Fund has called a special shareholder meeting in order to obtain shareholder approval of a new value Sub-Advisor to replace the terminated Sub-Advisor, as required by Section 15(a) of the 1940 Act. At this meeting, the shareholders of the Fund also will vote on whether to approve the Fund’s operating under a manager-of-managers structure. The meeting is scheduled for April 20, 2010. If the meeting occurs prior to the granting of the requested Order, the Fund will inform persons who invest in the Fund after the meeting but prior to the issuance of the requested Order of the potential existence, substance and effect of the requested Order.
B. The Advisor.
          AFA is an Oklahoma stock life insurance company and is registered as an investment advisor under the Investment Advisers Act of 1940 (the “Advisers Act”). AFA was the investment advisor of the Fund’s predecessor from 1968 through 1998 and serves as investment advisor of the Fund pursuant to an advisory agreement with the Fund (the “Advisory Agreement”). Pursuant to the Advisory Agreement, the Fund pays AFA a management and investment advisory fee of 0.50% (on an annual basis) of the average daily net assets of the Fund. The fee is payable monthly. Pursuant to the Advisory Agreement, the Advisor, subject to the supervision of the Fund’s Board, must provide (or arrange to be provided, at its own expense) a wide variety of services, including, but not limited to: (i) Portfolio security selection; (ii) Securities trading; (iii) Custody of fund assets; (iv) Daily valuation of the Fund’s portfolio; (v) Shareholder servicing and transfer agency, including shareholder confirmations, record keeping and communications; (vi) Legal services; (vii) Regulatory and portfolio compliance; (viii) Financial reporting, including auditing services; (ix) Marketing and distribution; (x) Provide office space, business equipment, supplies and other business-related items; (xi) Compensate Fund personnel, officers and directors; (xii) Provide and maintain larceny and embezzlement bond, as required by the Investment Company Act of 1940; (xiii) and Provide to the Fund, its management and its Board of Directors such advice, recommendations and services that the Manager believes to be in the best interest of the Fund, including, but not limited to, the selection of the Fund’s Sub-Advisors and other service providers.
          The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act and the Advisory Agreement was properly approved by the Fund’s Board, including a majority of the Independent Directors, and by the shareholders of the Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Agreement.
          American Fidelity Corporation owns 100% of AFA. American Fidelity Corporation is controlled by Cameron Enterprises A Limited Partnership, a family investment partnership. William M. Cameron, an individual, and Lynda L. Cameron, an individual, each own 50% of the common stock of Cameron Associates, Inc., the sole general partner of Cameron Enterprises A Limited Partnership.
C. The Sub-Advisors
          The Advisory Agreement permits the Fund to operate with Sub-Advisors. DSF2 and AFA have entered into Investment Sub-Advisory Agreements with the following Sub-Advisors: Quest Investment Management, Inc., The Renaissance Group, LLC, and WEDGE Capital

[2]	If the Fund were to change its name to include the name of any of its Sub-Advisors, the name of the Advisor would precede the name of the Advisor in the name of the Fund. The Fund has no intention to change its name.

Management, LLP, pursuant to which the Sub-Advisors, subject to the supervision of AFA and the Fund’s Board, manage the Fund’s investment portfolio and make the day-to-day decisions to buy and sell securities for the Fund.3 AFA pays the sub-advisory fees to the Sub-Advisors out of the management and investment advisory fee that the Fund pays AFA. All fees are on an annual basis and are a percentage of the value of the Fund’s assets managed by each Sub-Advisor. The fees paid to a Sub-Advisor result from the negotiations between the Advisor and each Sub-Advisor and are approved by the Board, including a majority of the Independent Directors. Under the manager of managers structure, if one of the Fund’s Sub-Advisors is terminated, AFA would cause the Fund’s assets previously managed by that Sub-Advisor to be managed by one of the other existing Sub-Advisors to the Fund until a replacement Sub-Advisor is hired.
          Each Sub-Advisor is, and any future Sub-Advisors will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an “investment adviser” under the Advisers Act. The Advisor selects Sub-Advisors based on the Advisor’s evaluation of the Sub-Advisor’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Sub-Advisors recommended to a Board are, and the Sub-Advisors identified above were, selected and approved by the Board, including a majority of the Independent Directors. Each Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Directors, and the shareholders of the Fund in accordance with Sections 15(a) and 15(c) under the 1940 Act.

[3]	The DSF Board of Directors has approved a Sub-Advisory Agreement with Beck, Mack & Oliver LLC, which will serve as a fourth Sub-Advisor to the Fund, pending receipt of shareholder approval at a special shareholders’ meeting to be held on April 20, 2010. The discussion in this section about the Sub-Advisors applies (or will apply upon receipt of shareholder approval) to BMO, in addition to the current Sub-Advisors.

D. The Relief Requested.
          The Applicants seek relief from the requirements of Section 15(a) of the 1940 Act, as well as from certain disclosure requirements applicable to fees paid to the Sub-Advisors, to facilitate the selection and retention of, and making material changes in Investment Subadvisory Agreements with, Sub-Advisors. Under the requested relief, approval of the Board, including a majority of the Independent Directors, will be required when Sub-Advisor changes are made or when material changes in the Investment Subadvisory Agreements are made, but approval will not be required by shareholders of the Fund.4
          If the requested Order is granted, each Investment Subadvisory Agreement for the Fund will comply with the following requirements of Section 15(a) of the 1940 Act: (i) it will precisely describe all compensation to be paid by the Advisor thereunder; (ii) it will continue in effect for a period of more than two years from the date of its execution only so long as such continuance is specifically approved by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (iii) it will provide, in substance, that it may be terminated at any time, without the payment of any penalty, by the Advisor, the Board, or shareholders of the Fund on no more than 60 days’ written notice to the Sub-Advisor; and (iv) it will provide, in substance, for its automatic termination in the event of its assignment.
II. LEGAL ANALYSIS.
A. Shareholder Voting.
1.	Applicable Law.
          Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . .

[4]	Applicants acknowledge that the use of Affiliated Sub-Advisors would continue to be subject to shareholder approval.

which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
          For the reasons and subject to the terms and conditions set forth herein, the Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act to submit Investment Subadvisory Agreements to shareholders for approval prior to selecting a Sub-Advisor or materially amending an Investment Subadvisory Agreement. The Fund will not rely on the requested Order until it receives the approval of a majority of its outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, at a meeting of its shareholders, to operate in the manner described in this Application.
2.	Discussion.
          a. Necessary or Appropriate in the Public Interest.
          The investment advisory arrangement of the Fund will be different from that of a traditional investment company. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.
          In the case of the Fund, the Advisor and its own portfolio managers will not make the day-to-day investment decisions for the assets which the Advisor allocates to Sub-Advisors. Instead, the Advisor will determine the basis upon which the Fund’s assets will be allocated to one or more Sub-Advisors, and will select, supervise and evaluate the Sub-Advisors who make the day-to-day investment decisions for the assets allocated to them. Under this structure, the Advisor will be able to select Sub-Advisors that can provide specialized investment management expertise which the Advisor itself does not have, or an investment style which the Advisor itself does not follow, to the anticipated benefit of Fund shareholders.
          From the perspective of the investor, the role of the Sub-Advisors with respect to the Fund is substantially equivalent to the role of the individual portfolio managers employed in the traditional investment advisory structure. Both portfolio managers and Sub-Advisors are concerned principally with the selection of portfolio investments in accordance with the Fund’s investment objectives and policies, and they have no significant supervisory, management or administrative responsibilities with respect to the Fund. The Applicants believe that shareholders of the Fund look to the Advisor, not to individual portfolio managers or Sub-Advisors, when they have questions or concerns about the Fund’s management or investment performance. Similarly, the Applicants believe that shareholders will expect the Advisor to select both portfolio managers and Sub-Advisors who have the appropriate skills and experience to manage the assets allocated to them. Finally, shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio managers it employs out of the adviser’s own assets, just as the Advisor, as fiduciary, will compensate the Sub-Advisors out of the advisory fees it receives from the Fund.
          In the absence of the requested exemptive relief from Section 15(a) of the 1940 Act, when a new Sub-Advisor is proposed for retention by the Fund, the Fund’s shareholders would be required to approve the Investment Subadvisory Agreement for that Sub-Advisor. Similarly, if an existing Investment Subadvisory Agreement for the Fund is to be amended in any material respect (for example, in order to increase the portfolio management fee), approval by the Fund’s shareholders would be required. In addition, the Fund would be prohibited from continuing to retain an existing Sub-Advisor whose Investment Subadvisory Agreement has been “assigned” as a result of a change of control of the Sub-Advisor unless shareholder approval has been obtained. In all of these cases, the need for shareholder approval would require the Fund to call and hold a shareholder meeting, prepare and distribute proxy materials, and solicit votes from shareholders, and would often necessitate the retention of a proxy solicitor. This process would be resource-intensive, costly and slow and, in the case of a poorly performing Sub-Advisor or one whose portfolio management team has left, potentially harmful to the Fund and its shareholders.
          Permitting the Advisor to perform those duties for which the shareholders of a Fund are paying the Advisor (i.e., the selection, supervision and evaluation of Sub-Advisors) without incurring unnecessary delay or expense is appropriate, in the interests of Fund shareholders and will allow the Fund to operate more efficiently. Because 100% of the Fund’s securities are held of record by three insurance company separate accounts that each exercise pass-through voting on behalf of the Fund’s participants, the Fund generally does not experience the difficulties typically associated with obtaining the quorum necessary to conduct business at a special shareholders’ meeting; however, there is still a certain amount of expense and delay inherent in holding shareholder meetings. If the requested relief is granted, the Fund will be able to act more quickly and with less expense to hire additional unaffiliated Sub-Advisors or to replace Sub-Advisors when the Board and the Advisor feel that a change would benefit the Fund and its shareholders. Without the requested relief, the Fund may, for example, be left in the hands of a Sub-Advisor that is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Investment Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Advisor resignation or change of control — events that would be beyond the control of the Advisor and the Fund — the Fund may be forced to operate without a Sub-Advisor or without the preferred combination of Sub-Advisors. The sudden loss of a Sub-Advisor could be highly disruptive to the operations of the Fund.
          b. Consistent with the Protection of Investors.
          Primary responsibility for managing the assets of the Fund, including the selection and supervision of its Sub-Advisors, is vested in the Advisor, subject to the oversight of the Board. The Advisory Agreement would remain fully subject to the requirements of Section 15(a) of the 1940 Act, including the requirement for shareholder voting. The Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors for the Fund with the Advisor in light of the management structure of the Fund, as well as the Fund’s shareholders’ expectation that the Advisor is in possession of the information necessary to select suitable Sub-Advisors. The Applicants also believe that investors choose the Fund in part because of the added value to the Fund from the Advisor’s evaluation, selection and supervision of Sub-Advisors that the Advisor believes have the appropriate skills and experience to manage the assets allocated to them.
          In evaluating the services that a Sub-Advisor will provide to the Fund, the Advisor will typically consider certain information including, but not limited to, the following:
•	the advisory services to be provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy, process and style and the Sub-Advisor’s processes for ensuring compliance with the Fund’s investment objectives, policies and restrictions;
•	a description of the various personnel who will furnish such services, including their duties and qualifications and the ability of the Sub-Advisor to attract and retain capable personnel;
•	representations from the Sub-Advisor regarding adequate insurance coverage and financial condition with regard to all of its business activities and assets under management to ensure that it is likely to be able to fulfill its commitment to the Fund under its Investment Subadvisory Agreement; and
•	reports setting forth the Sub-Advisor’s investment performance in other funds and accounts that it manages with similar investment objectives and styles, including comparisons with broadly-based unmanaged indices and with other funds having similar investment objectives and asset sizes.
          In obtaining this information, the Advisor typically will (i) review the Sub-Advisor’s current Form ADV; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) conduct one or more interviews with appropriate Sub-Advisor personnel.
          In addition, the Advisor and the Board will consider the reasonableness of the Sub-Advisor’s compensation with respect to the Fund. Although only the Advisor’s fee is payable directly by a Fund, and the Sub-Advisor’s fee for services to the Fund will be payable by the Advisor, as fiduciary for the Fund, the Sub-Advisor’s fee directly bears on the Advisor’s profitability, and therefore on the amount and reasonableness of the Advisor’s fee payable by the Fund. Accordingly, the Advisor and the Board will analyze the fees paid to the Sub-Advisors in evaluating the reasonableness of the overall arrangements with the Fund. In conducting this analysis, the Advisor will consider certain information, including, but not limited to, the proposed fees to be charged by a Sub-Advisor and that Sub-Advisor’s standard fee schedule, if any, for comparable accounts.

          If the requested relief is granted, shareholders will receive adequate information about the Sub-Advisors. The prospectus and statement of additional information for the Fund will include all information required by Form N-1A concerning the Sub-Advisors for the Fund (except as discussed below with respect to the fees paid to the Sub-Advisors). If a new Sub-Advisor is retained or an Investment Subadvisory Agreement is materially amended, the Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933. Furthermore, if a new Sub-Advisor is appointed, the Fund will furnish to shareholders an information statement containing all of the information that would have been provided in a proxy statement within 90 days of the date that the new Sub-Advisor is appointed (an “Information Statement”). Any such Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (except as discussed below with respect to fees paid to the Sub-Advisors). In addition, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) before entering into or amending an Investment Subadvisory Agreement.
c.	Consistent with the Policy and Provisions of the 1940 Act.
          The purpose of the requirement that shareholders approve advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one fund from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser other than the adviser selected by the shareholders at the time of investment, the successor adviser should be approved by the shareholders. The exemptive relief being requested would be fully consistent with this public policy.

          The Advisory Agreement will be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the fund’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of the Fund’s Sub-Advisors by the Advisor and the Board. Eliminating the requirement of shareholder approval in this case would be consistent with the policy and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation on behalf of the Fund. In the circumstances described in this Application, a proxy statement would provide no more meaningful information to investors than an Information Statement. If a Fund shareholder is dissatisfied with the Advisor’s selection of a Sub-Advisor or a material change in an Investment Subadvisory Agreement, the shareholder may redeem his or her shares.
B. Disclosure of Sub-Advisors’ Fees.
    1. Applicable Law.
          a. Registration Statements.
          Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a fund to disclose in its statement of additional information the method of computing the advisory fee payable by a fund, including the “total dollar amounts that the fund paid to the adviser ... under the investment advisory contract for the last three fiscal years.” In the absence of exemptive relief, this provision requires the Fund to disclose the fees that the Advisor, as fiduciary for the Fund, pays to each Sub-Advisor for the Fund. An exemption is requested to permit the Fund instead to disclose (as both a dollar amount and as a percentage of its net assets): (i) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisors; and (ii) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors (the items in clauses (i) and (ii) herein are referred to collectively as “Aggregate Fee Disclosure”). If the Fund employs an Affiliated Sub-Advisor, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Advisor.
          b. Proxy Statements.
          Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the 1934 Act. Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the [Fund] to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).
          In the absence of exemptive relief, these provisions require the Fund to disclose the fees that the Advisor, as fiduciary for the Fund, pays to each Sub-Advisor in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit the Fund to include only the Aggregate Fee Disclosure.
          c. Semi-Annual Reports.
          Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires a fund to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers. In the absence of exemptive relief, the Item requires the Fund to disclose the fees that are paid to the Sub-Advisors. An exemption is requested to permit the Fund to include only the Aggregate Fee Disclosure.
          d. Financial Statements.
          Regulation S-X sets forth the requirements for financial statements required to be included as part of the investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. These provisions require the Fund’s financial statements to include information concerning fees paid to the Sub-Advisors. An exemption is requested to permit the Fund to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.
    2. Discussion.
          Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Advisor operates the Fund using the services of Sub-Advisors in a manner so different from that of conventional investment companies that disclosure of the fees that the Advisor, as fiduciary for the Fund, pays to each Sub-Advisor does not serve any meaningful purpose; (ii) the relief would benefit shareholders by enabling the Fund to operate in a more efficient manner; and (iii) the Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Fund.5
          As noted, the Advisor operates the Fund in a manner that is substantially different from that of conventional investment companies. By investing in the Fund, shareholders hire the Advisor to manage the Fund’s assets both directly and by using its Sub-Advisor selection and monitoring process to select and allocate Fund assets among Sub-Advisors, rather than solely by hiring its own employees to manage assets directly. The Advisor, under the overall supervision of the Board, will take responsibility for overseeing the Sub-Advisors of the Fund and recommending their hiring, termination and replacement. In return for its services, the Advisor will receive an advisory fee from the Fund out of which it will compensate the Sub-Advisors for the Fund. The Applicants believe that disclosure of the fees that the Advisor, as fiduciary for the

[5]	Under the Commission’s disclosure requirements applicable to fund portfolio managers, see Investment Company Act Release No. 26533 (Aug. 23, 2004), a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that the Fund’s SAI describes and will continue to describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Advisor. In addition to this disclosure with respect to portfolio managers, Applicants state that the SAI describes and will continue to describe the structure of, and method used to determine, the compensation received by a Sub-Advisor.

Funds, pays to each Sub-Advisor will not serve any meaningful purpose since investors pay the Advisor to retain and compensate the Sub-Advisors.
          The relief sought would benefit shareholders because it would improve the Advisor’s ability to negotiate the fees paid to Sub-Advisors. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. The relief would allow the Advisor to negotiate more effectively with each individual Sub-Advisor if the fees finally agreed upon by a Sub-Advisor are not required to be disclosed to other Sub-Advisors.
C. Precedent.
          The Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) have been granted previously by the Commission. See, e.g., Trust for Professional Managers, et al., Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Unified Series Trust, et al., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); Northern Lights Variable Trust, et al., Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); Aston Funds, et al., Investment Company Act Release Nos. 27879 (June 29, 2007) (notice) and 27910 (July 25, 2007) (order) (“Aston”); AARP Funds, et al., Investment Company Act Release Nos. 27918 (July 31, 2007)

(notice) and 27956 (August 28, 2007) (order); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et al., Investment Company Act Release Nos. 27818 (May 4, 2007) (notice) and 27846 (May 30, 2007) (order) (“First American”); Old Westbury Funds, Inc., et al., Investment Company Act Release Nos. 27807 (April 27, 2007) (notice) and 27837 (May 23, 2007) (order) (“Old Westbury”); Forward Funds, et al., Investment Company Act Release Nos. 27777 (April 5, 2007) (notice) and 27814 (May 1, 2007) (order) (“Forward”); New River Funds, et al., Investment Company Act Release Nos. 27653 (January 3, 2007) (notice) and 27690 (January 30, 2007) (order) (“New River”); Forum Funds, et al., Investment Company Act Release Nos. 27605 (December 20, 2006) (notice) and 27665 (January 18, 2007) (order) (“Forum”); The Mainstay Funds, et al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order) (“Mainstay”); Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27584 (November 21, 2006) (notice) and 27604 (December 19, 2006) (order) (“Van Eck”); Old Mutual Advisor Funds II, et al., Investment Company Act Release Nos. 27550 (November 8, 2006) (notice) and 27591 (December 5, 2006) (order) (“Old Mutual”); Fidelity Management and Research Company, et al., Investment Company Act Release Nos. 27544 (November 2, 2006) (notice) and 27585 (November 28, 2006) (order) (“Fidelity”); Delaware Management Business Trust, et al., Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order) (“Delaware”); Quaker Investment Trust, et al., Investment Company Act Release Nos. 27494 (September 20, 2006) (notice) and 27519 (October 17, 2006) (order) (“Quaker”); Northwestern Mutual Series Fund, Inc., et al., Investment Company Act Release Nos. 27485 (September 19, 2006) (notice) and 27520 (October 17, 2006) (order) (“Northwestern”); Marshall Funds, Inc., et al., Investment Company Act Release Nos. 27480

(September 13, 2006) (notice) and 27515 (October 11, 2006) (order) (“Marshall”); AdvisorOne Funds, et al., Investment Company Act Release Nos. 27472 (August 29, 2006) (notice) and 27501 (September 26, 2006) (order); Pacific Capital Funds, et al., Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc., et al., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); RSI Retirement Trust, et al., Investment Company Act Release Nos. 26442 (May 4, 2004) (notice) and 26463 (June 4, 2004) (order); Burnham Investment Trust, et al., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); AIP Alternative Strategies Funds, et al., Investment Company Act Release Nos. 26284 (Dec. 4, 2003) (notice) and 26318 (Jan. 5, 2004) (order) (“AIP”); SAFECO Common Stock Trust, et al., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust, et al., Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series Trust”); Oppenheimer Select Managers, et al., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer Select Managers”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust, et al., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust, et al., Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); MLIG Variable Insurance Trust et al., Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order); and The Charles Schwab Family of Funds, et al., Investment Company Act Release Nos. 25762 (Oct. 3, 2002) (notice) and 25790 (Oct. 29, 2002) (order) (“Charles Schwab”).

          The Applicants also note that substantially the same exemptions requested herein with respect to relief from the disclosure requirements of the rules and forms discussed above also have been granted in Trust for Professional Managers II, Unified, Northern Lights, Trust for Professional Managers I, Aston, First American, Old Westbury, New River, Forum, Mainstay, Van Eck, Old Mutual, Fidelity, Delaware, Quaker, Northwestern, Marshall, Atlas, AIP, JNL Series Trust, Oppenheimer Select Managers, AB Funds Trust, and Charles Schwab.
IV. CONDITIONS.
          The Applicants agree that any order granting the requested relief will be subject to the following conditions:
          1.      Before the Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act.
          2.      The prospectus for the Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. The Fund will hold itself out to the public as employing the manager of managers structure described in the Application. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.
          3.      Within 90 days of the hiring of a new Sub-Advisor, the Fund’s shareholders will be furnished all information about the new Sub-Advisor that would be included in a proxy statement, except as modified by the Order to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Advisor. To meet this obligation, the Fund will provide shareholders, within 90 days of the hiring of a new Sub-Advisor, with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.
          4.      The Advisor will not enter into an Investment Subadvisory Agreement with any Affiliated Sub-Advisor without that agreement, including the compensation to be paid thereunder, being approved by Fund shareholders.
          5.      At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then existing Independent Directors.
          6.      When a Sub-Advisor change is proposed for the Fund with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.
          7.      Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then existing Independent Directors.

          8.      Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.
          9.      The Advisor will provide general investment management services to the Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Board, will (i) set each Fund’s overall investment strategies, (ii) evaluate, select and recommend Sub-Advisors to manage all or a part of the Fund’s assets, (iii) when appropriate, allocate and reallocate the Fund’s assets among multiple Sub-Advisors, (iv) monitor and evaluate the performance of Sub-Advisors, and (v) implement procedures reasonably designed to ensure that the Sub-Advisors comply with the Fund’s investment objective, policies and restrictions.
          10.      No director or officer of the Fund, or director or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.
          11.      The Fund will disclose in its registration statement the Aggregate Fee Disclosure.

          12.      In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the Order requested in the application, the requested Order will expire on the effective date of that rule.
          13.      The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor with respect to the Fund. The information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.
V. CONCLUSION.
          For the foregoing reasons, the Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. The Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
VI. PROCEDURAL MATTERS.
          Pursuant to Rule 0-2(f) under the 1940 Act, DSF states that its address is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106, and the Advisor states that its address is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106. Applicants further state that all communications or questions should be directed to Jennifer Wheeler, Esq., McAfee & Taft A Professional Corporation, Tenth Floor, Leadership Square, 211 N. Robinson Ave., Oklahoma City, Oklahoma 73102, telephone (405) 552-2273, and to Stephen P. Garrett, General Counsel, American Fidelity Dual Strategy Fund, Inc., 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106.

          Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing this application on behalf of such Applicant is fully authorized to do so, that under the provisions of such Applicant’s articles of incorporation and bylaws responsibility for the management of the affairs and business of the Applicant is vested in its Board of Directors, that by resolution duly adopted and attached to this application as Exhibits A-1 and A-2, respectively, the Board of Directors of DSF and the Executive Committee of the Board of Directors of AFA have authorized any officer of such Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto, and that such Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of such Applicant.
          The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto.
          The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.
March 10, 2010

AMERICAN FIDELITY DUAL STRATEGY FUND, INC.
By:	/s/ David R. Carpenter
David R. Carpenter
Its President and Chief Executive Officer

AMERICAN FIDELITY ASSURANCE COMPANY
By:	/s/ Robert D. Brearton
Robert D. Brearton
Its Executive Vice President

EXHIBIT INDEX

Sequential
Page No.

A-1 Certification of the Secretary of Dual Strategy Fund, Inc. Pursuant to Rule 0-2(c)(1)	1

A-2 Certification of the Secretary of American Fidelity Assurance Company Pursuant to Rule 0-2(c)(1)	2

B-1 Verification of Dual Strategy Fund, Inc. Pursuant to Rule 0-2(d)	4

B-2 Verification of American Fidelity Assurance Company Pursuant to Rule 0-2(d)	5